650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

November 3, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Abby Adams
Celeste Murphy
Julie Sherman
Angela Connell

Re:	Kinnate Biopharma Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted October 16, 2020
CIK No. 0001797768

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (“Kinnate” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 22, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on October 16, 2020), all page references herein correspond to the Revised Registration Statement.

austin      beijing      boston      brussels      hong kong      london       los angeles      new york
palo alto      san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission
November 3, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted on October 16, 2020

Certain Relationships and Related Party Transactions, page 174

1.	We note your response to comment 14; however, you have not provided the requested information with respect to Eshelman Ventures, LLC. Please revise.

In response to the Staff’s comment, the Company respectfully advises the Staff that Eshelman Ventures, LLC is no longer a stockholder of the Company and no individual or entity associated with Eshelman Ventures, LLC is a director, executive officer or holder of more than 5% of the Company’s outstanding capital stock and that therefore Item 403 of Regulation S-K does not apply to Eshelman Ventures, LLC.

General

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

* * * *

Securities and Exchange Commission
November 3, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Nima Farzan, Kinnate Biopharma Inc.
Mark Meltz, Kinnate Biopharma Inc.
Emad Fareed, KPMG LLP
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP